FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 4, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS notes credit ratings downgrade by S&P

4 February 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by Standard & Poor's Rating Services ("S&P") to:

●	Downgrade the long term credit rating of The Royal Bank of Scotland Group plc by two notches
●	Improve the credit rating outlook of The Royal Bank of Scotland Group plc to stable from negative
●	Downgrade the short term rating of The Royal Bank of Scotland Group plc by one notch
●	Place the long-term ratings of The Royal Bank of Scotland plc and certain of its affiliates on CreditWatch with negative implications.

This action is not specific to RBS but reflects S&P's view that extraordinary government support is now unlikely in the case of U.K. non- operating bank holding companies, and is likely to become less predictable for bank operating companies in the U.K. under newly enacted legislation that fully implemented the bail-in rules enshrined in the EU's Bank Recovery and Resolution Directive with effect from 1 January 2015.

RBS welcomes S&P's decision to improve its long term outlook for The Royal Bank of Scotland Group plc to stable from negative. This action reflects S&P's view that RBS has made strong progress over the past 12-18 months in executing its restructuring plan.

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	February 4, 2015	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary